EXHIBIT 2.1
FIRST AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

This First Amendment to Agreement and Plan of Merger (this "Amendment") is made and entered into as of June 8, 2009 by and among Pomeroy IT Solutions, Inc., a Delaware corporation (the "Company"), Hebron LLC, a Delaware limited liability company ("Parent"), Desert Mountain Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Parent ("MergerSub") and David B. Pomeroy, II, an individual ("Buyer").  Capitalized terms used in this Amendment and not otherwise defined herein shall have the meaning ascribed to such terms in that certain Agreement and Plan of Merger dated as of May 19, 2009 (the "Merger Agreement") by and among Parent, MergerSub, the Company and with respect to Sections 7.01(c), 7.08, 7.10, 9.03(e) and 9.03(f) only, Buyer.

Recitals

A.          Parent, MergerSub, the Company and Buyer previously entered into the Merger Agreement.

B.           The parties to the Merger Agreement intended that all outstanding awards of Company Stock Options and Company Restricted Stock would be treated in accordance with the actions and intent of the Company Board and committees of the Company Board in granting such awards and in accordance with the instruments governing such outstanding awards.

C.           Parent, MergerSub, the Company and Buyer now desire to amend the Merger Agreement as set forth herein to clarify the treatment in the Merger of outstanding awards of Company Stock Options and Company Restricted Stock, consistent with the actions and intent of the Company Board and committees of the Company Board in granting such awards and consistent with the instruments governing such outstanding awards.

D.           The Merger Agreement may be amended pursuant to Section 10.04 thereof by the parties thereto by action taken by their respective boards of directors (or similar governing body or entity) at any time prior to the Effective Time.

Agreement

In consideration of the premises and mutual agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree to amend the Merger Agreement as follows:

1.	Treatment of Company Stock Options and Company Restricted Stock

1.1           General.  The parties agree and acknowledge that:

(a)           All Company Stock Options shall accelerate and be fully vested immediately before the Effective Time; provided, however, the vesting of the Company Stock Options granted on March 13, 2009 shall accelerate only if the Effective Time occurs after September 9, 2009.

(b)           All Company Restricted Stock shall accelerate and be fully vested immediately before the Effective Time; provided, however, the (i) the Company Restricted Stock granted on March 13, 2009 shall accelerate and be fully vested only if the Effective Time occurs after September 9, 2009; and (ii) the Company Restricted Stock granted on May 27, 2009 shall accelerate and be fully vested only as to the portion of each such award equal to the total number of shares subject to each such award multiplied by a fraction, the numerator of which shall be the number of days between May 27, 2009 and the date of the Effective Time and the denominator of which shall be 365 (such fraction will in no event exceed one).

(c)           All Company Stock Options that are unvested at the Effective Time after giving effect to the treatment set forth in Section 1.1(a) above shall be cancelled and no longer be exercisable at the Effective Time without any cash payment being made in respect thereof and without any other consideration provided to the holder thereof.

(d)           All Company Restricted Stock that are unvested at the Effective Time after giving effect to the treatment set forth in Section 1.1(b) above shall be forfeited to the Company at the Effective Time without any cash payment being made in respect thereof and without any other consideration provided to the holder thereof.

1.2           Amendment Controlling.  The parties agree and acknowledge that the Merger Agreement, including without limitation, all representations, warranties, covenants and agreements therein, and the Disclosure Schedule, are hereby amended to the extent necessary such that as amended, such provisions of the Merger Agreement and the Disclosure Schedule shall conform to the treatment of the Company Stock Options and Company Restricted Stock as set forth in Section 1.1 of this Amendment.

1.3           Amendment to Section 3.01(d).  Without limiting the generality of Section 1.2 of this Amendment, Section 3.01(d) of the Merger Agreement is hereby amended such that it is hereby deleted in its entirety and replaced with the following:

"(d) The Company shall take all necessary and appropriate actions so that, at the Effective Time, each outstanding qualified or nonqualified option to purchase Company Common Stock ("Company Stock Options") under any employee share option or compensation plan, agreement or arrangement of the Company not theretofore exercised shall be canceled in exchange for the right to receive a single lump sum cash payment, less any applicable withholding taxes, equal to the product of (i) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time, to the extent such Company Stock Option is vested and exercisable at the Effective Time, and (ii) the excess, if any, of the Company Common Stock Merger Consideration over the exercise price per share of such Company Stock Option (the "Option Merger Consideration").  The Company shall take all necessary and appropriate actions so that all (x) Company Stock Options that are not vested at the Effective Time and (y) Company Stock Options with an exercise price per share of Company Common Stock that is equal to or greater than the Company Common Stock Merger Consideration, shall be canceled at the Effective Time without any cash payment being made in respect thereof and without any other consideration provided to the holder thereof."

2.           Amendment to Section 7.11.  The final sentence of Section 7.11 of the Merger Agreement shall be amended such that it is hereby deleted in its entirety and replaced with the following:

"After payment of the Company Closing Obligations and Expenses, the aggregate book value of the Company's cash and cash equivalents, certificates of deposit, other marketable securities, and trade accounts receivable, excluding the amount of any proceeds the Company receives upon the exercise of Company Stock Options exercised between the date hereof and the Effective Time, shall not be less than $90.0 million."

3.           Amendment to Section 9.01(i).  Section 9.01(i) of the Merger Agreement shall be amended such that it is hereby deleted in its entirety and replaced with the following:

"(i)           by Parent, if any of the following occur: (A) the number of outstanding shares of Company Common Stock as of the Effective Time (after giving effect to the acceleration of vesting of Company Restricted Stock immediately before the Effective Time and the forfeiture of the unvested shares of Company Restricted Stock at the Effective Time, but excluding the number of shares of Company Common Stock issued upon the exercise of Company Stock Options exercised between the date hereof and the Effective Time) exceeds 9,875,000 shares; (B) as of the date within five (5) days prior to the Effective Time that the Company provides supporting documentation for the following calculation, the aggregate book value of the Company's cash and cash equivalents, certificates of deposit, other marketable securities, and trade accounts receivable, excluding the amount of any proceeds the Company receives upon the exercise of Company Stock Options exercised between the date hereof and the Effective Time, is less than $90.0 million; (C) a Significant Customer identified on Exhibit C informs the Company in writing, or any of the individuals on Exhibit A orally, that it will not be purchasing more than an insignificant amount of products or services from the Company for the foreseeable future (provided that the foregoing shall not apply to notification from any such customer that it intends to defer purchases from the Company to a later period); or (D) the Company loses the ability to purchase through an authorized channel products branded by a supplier identified on Exhibit D;"

4.           Effect of Amendment.  Except as and to the extent expressly modified by this Amendment, the Merger Agreement shall remain in full force and effect.

5.           Counterparts.  This Amendment may be executed and delivered in two or more original, facsimile or ..PDF counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, Parent, MergerSub, Buyer and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

Hebron LLC, a Delaware limited liability company

By	/s/ David B. Pomeroy II
Title: Member

Desert Mountain Acquisition Co., a Delaware corporation

By	/s/ David B. Pomeroy II
Title: President

Pomeroy IT Solutions, Inc., a Delaware corporation

By	/s/ Christopher C. Froman
Title: President and Chief Executive Officer

David B. Pomeroy, II

/s/ David B. Pomeroy II